

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Mr. Christian Storch
Vice President and Chief Financial Officer
Altra Industrial Motion Corporation
300 Granite Street, Suite 201
Braintree, Massachusetts 02184

      Re: Altra Industrial Motion Corporation
             Form 10-K for the Year Ended December 31, 2014
             Filed February 26, 2015
             File No. 1-33209

Dear Mr. Storch:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Accounting Branch Chief